SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 2)

Oregon Steel Mills, Inc.
(Name of Subject Company)

Oregon Steel Mills, Inc.
(Name of Person Filing Statement)

Common Stock, $0.01 par value per share
(including the associated preferred stock purchase rights)
(Title of Class of Securities)

686079104
(CUSIP Number of Class of Securities)

L. Ray Adams
Vice President, Finance
Oregon Steel Mills, Inc.
1000 S.W. Broadway, Suite 2200
Portland, Oregon 97205
(503) 223-9228
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person Filing Statement)

Copy to:

J. D. Weinberg, Esq.
Covington & Burling LLP
1330 Avenue of the Americas
New York, New York 10019
(212) 841-1000

☐           Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on November 30, 2006 and as amended on December 6, 2006 (as previously filed with the SEC and as the same may be amended or supplemented from time to time, the “Schedule 14D-9”) by Oregon Steel Mills, Inc., a Delaware corporation (“Oregon Steel”), relating to the tender offer made by Oscar Acquisition Merger Sub, Inc., a Delaware corporation, and a wholly owned subsidiary of Evraz Group S.A., a company organized as a société anonyme under the laws of the Grand Duchy of Luxembourg (“Evraz”), disclosed in the Tender Offer Statement on Schedule TO, dated November 30, 2006, as amended, to purchase all of the outstanding shares of common stock, par value $0.01 per share, of the Oregon Steel, together with the associated preferred stock purchase rights, at a purchase price of $63.25 per share, net to seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 30, 2006, as amended, and in the related Letter of Transmittal.  Any capitalized terms used and not otherwise defined herein shall have meaning ascribed to such term in the Schedule 14D-9.

Item 8.                          Additional Information.

Item 8 of Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph immediately following the first paragraph under the heading “Exon-Florio Amendment” of Item 8 of the Schedule 14D-9:

“Evraz and Oregon Steel filed their joint voluntary notification under the Exon Florio Amendment, effective December 9, 2006.  Accordingly, CFIUS has until January 8, 2007 to review the transaction and determine whether to permit the transaction to proceed or commence a further investigation.  Under the Merger Agreement, if all of the conditions to the Offer are not satisfied, Evraz will have the right, and under certain circumstances may be required, to extend the Offer.  We do not anticipate that all regulatory conditions to the Offer, including the expiration or termination of any applicable review process by CFIUS, will have been satisfied by the currently scheduled expiration date of December 28, 2006.  Therefore, we anticipate that the Offer will be extended at that time.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Oregon Steel Mills, Inc.

By:	/s/ Jennifer R. Murray
	Name:	Jennifer R. Murray
	Title:	Vice President Administration and
Corporate Secretary

Dated: December 11, 2006